

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2023

Alexander Edgarov
Chief Executive Officer
InFinT Acquisition Corp
32 Broadway, Suite 401
New York, New York 10004

> **Re: InFinT Acquisition Corp**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed February 13, 2023**
> **File No. 333-267662**

Dear Alexander Edgarov:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2023 letter.

Amendment No. 2 to Form S-4 filed February 13, 2023

The funding process used by certain customers of Tranglo relies on cryptocurrency issued by one of our strategic partners..., page 54

1.   We note your revised risk factor in response to comment 7. Given your relationship with Ripple, please tell us why you cannot provide any assurances that Ripple has all relevant licenses and approvals.

Divestitures, page 97

2.   We note your response to comment 10. It appears that Mr. Alex Kong, the Chairman and controlling shareholder of Seamless following the business combination, will retain a significant ownership percentage in the Divestiture Entities following the divestitures.

Please tell us how this is consistent with Section 7.20 of the Business Combination Agreement which notes that upon consummation of the divestitures, the Divestiture Entities will no longer be affiliates of Seamless. We also note that the investment mandate as set forth in the prospectus for InFinT's initial public offering stated that InFinT did not intend to acquire any business which does business in China or Hong Kong. Given that TNG Asia and GEA comprise the predominate portion of Tranglo's Hong Kong related revenue, and that they will continue to remain customers after the divestitures, please explain how the board determined that the continued relationship with TNG Asia and GEA following the business combination was consistent with the investment mandate.

Background of the Business Combination, page 106

3. We note your revised disclosure in response to comment 16 and that the management team reviewed "agreements related to" the relationship between Ripple and Seamless. Please revise to explain what agreements were reviewed and how the review of these agreements impacted management's evaluation of the relationship with Ripple.

4. We note your response to comment 19 that the materials referenced do not constitute reports, opinions or appraisals within the meaning of Item 1015. Please provide a more detailed legal analysis explaining why the referenced materials do not constitute reports, opinions, or appraisals within the meaning of Item 1015, and why the company does not consider such information to be material to the transaction, if true. We note that ARC and Jones Trading each determined an implied enterprise valuation through their valuation analysis, and that these analyses were used to support a counter offer of a $400 million valuation and were "used by the management for purposes of discussions with the target." In addition, the comparable company valuation analyses prepared with ARC and Jones Trading are listed as factors supporting the InFinT's Board's decision to enter into the Business Combination Agreement. Alternatively, amend your disclosure to provide the information required by Item 1015(b) of Regulation M-A and Item 4(b) of Form S-4.

Seamless' Business, page 172

5. We note your responses to comments 24, 32 and 33. Please revise your graphical presentations on pages 175 and 187 and descriptions of the journeys to provide further details of how the remittance process works from sender continuing through to the beneficiary. Please ensure your disclosure addresses who controls the assets before and after the various transfers in the process and disclose the various rights and obligations of each party in the process at the various stages. Please disclose what each party gives up and receives along the journeys. In addition, please revise the graphic and/or paragraphs for consistency to use consistent terms to describe the parties and transactions. In this regard, please clarify who/what "participants," "remittance hub," "remittance agent," and "payout agent" are. Please also tell us your consideration of adding prefunding as a step in the graphic's journey. Please clarify if the remittance licensee are depositing funds

with Tranglo, if Tranglo makes payments directly to beneficiaries and the roles of remittance agents and payout agents.

Please clarify how you record the receipt and subsequent liquidation of the XRP in the ODL transactions. Your response appears to only focus on the prefunding process that involves cash. Please refer to steps 3 and 4 in your descriptions of the journey on page 187. Also, please tell us how you account for the formation and subsequent activity in the Slippage Pool mentioned in the first and second paragraphs on page 187, including deposits, draw downs and selling of XRP. In step 2 of the journey on page 187, please clarify who has custody of the XRP digital wallet accounts. If you have custody, please tell us how you account for them. In step 3 of the journey on page 187, please clarify if you are buying or borrowing XRP from the Remittance Licensee and then liquidating for cash. Please tell us who controls the XRP immediately prior to the sale on your exchange. Also, please clarify your role in the XRP exchange transaction. In this regard, tell us if you are the buyer or are you introducing the Remittance Licensee to a market maker that is the counter party to the purchase of XRP.

Strong Strategic Partnership Network, page 186

6. We note your revisions and your written response to comment 25. Please confirm that there were no material gaps identified by your board or management with respect to risk management processes and policies in light of current crypto asset market conditions and the volatility in the price of XRP. In the alternative, please describe any gaps, to the extent material, as well as any changes made to address those gaps.

Licenses, page 192

7. We note your revisions and response to comment 28. We further note your reliance on the services of Independent Reserve SG PTE. Ltd. and Betur, Inc. to liquidate XRP received from your customers as part of your ODL service. Please revise to disclose the material terms of your agreements with Independent Reserve SG PTE. Ltd. and Betur, Inc., including the duration and expiration dates. Please also revise your disclosure to address how you are in compliance with applicable cryptocurrency regulations in jurisdictions outside of Singapore.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Seamless
Critical Accounting Policies and Estimates, page 225

8. We note your response comment 30. Please revise your disclosure to provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

  • the percentage by which fair value exceeded carrying value at the date of the most recent test;
  • the amount of goodwill allocated to the reporting unit;
  • a detailed description of the methods and key assumptions used and how the key assumptions were determined;
  • a discussion of the degree of uncertainty associated with the assumptions; and
  • a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

  Please refer to Item 303(b)(3) of Regulation S-K.

Consolidated Statements of Operations and Comprehensive Loss, page F-35

9. We note your response to comment 31. Please provide us with the materiality analysis you performed in which you determined the reclassification of depreciation expense from other expenses to general and administrative expenses was not material. Please ensure your analysis addresses the effect of reclassification on income (loss) from operations for the the years presented. If you determine that reclassification was material after you reassess, please revise your financial statements accordingly. Refer to SAB Topic 1:M and ASC 250-10 for guidance.

(z) Earnings per share, page F-46

10. We note your revisions related to comment 36. Please revise to disclose the amount of shares that the debt is convertible into as of December 31, 2021 and 2020. Refer to ASC 260-10-50-1c.

(aa) Segments, page F-46

11. We note your response to comment 34. Please revise to disclose that your operating segments have been aggregated and clarify the basis you used to aggregate your operating segments into your reportable segments. Refer to ASC 280-10-50-21.

General

12. We note that in the filed version of Exhibit 10.16, there is a black box for a portion of schedule 1. To the extent you are redacting terms of the agreement, please refile the exhibit with the key information redacted   (as opposed to an entire section of the schedule blacked out), and mark the exhibit index and the redacted exhibit as specified in Item 601(b)(10)(iv). Please also file any agreements with Ripple relating to Ripple's acquisition of 40% of Tranglo that are required to be filed by Item 601 of Regulation S-K.

You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services